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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                                SEC FILE NUMBER
                           NOTIFICATION OF LATE FILING              0-25248

                                                                  CUSIP NUMBER
                                                                   G23773 10 7

(Check One): [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR

                      For Period Ended: September 30, 2000

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                        [ ]Transition Report on Form 10-K
                        [ ]Transition Report on Form 20-F
                        [ ]Transition Report on Form 11-K
                        [ ]Transition Report on Form 10-Q
                        [ ]Transition Report on Form N-SAR
                        For the Transition Period Ended:
                                                        -----------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

CONSOLIDATED WATER CO. LTD.
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Full Name of Registrant


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Former Name if Applicable

Trafalgar Place, West Bay Road, P.O. Box 1114GT
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Address of Principal Executive Office (Street and Number)

Grand Cayman, B.W.I.
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City, State and Zip Code

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PART II -- RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

On July 21, 2000, the Registrant acquired all of the issued and outstanding capital stock of SeaTec Belize Ltd., a company organized under the laws of Belize ("SeaTec"). Due to the acquisition of SeaTec, the Registrant's management needs additional time to complete the consolidated financial statements and other information related to the acquisition which must be included in the Registrant's Form 10-Q for the period ended September 30, 2000 ("Form 10-Q"). In addition, there was a delay in receiving financial information from Belize due to Hurricane Keith, which reached Belize during the first week of October. Although the Registrant's management is unable to finish, without unreasonable effort and expense, all the work necessary to complete the Form 10-Q within the prescribed time period, the Registrant plans to file the Form 10-Q on or before November 20, 2000.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

   Alexander Bodden      (345)              945-4277
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         (Name)       (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates reporting as a result of the Belize acquisition a contribution to Total Income of $204,000, an increase in assets of approximately $1,600,000 and a contribution to Net Income of approximately $50,000.

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                           CONSOLIDATED WATER CO. LTD.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 13, 2000             By /s/ Alexander S. Bodden
                                        ----------------------------
                                        Name:  Alexander S. Bodden
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                                        Title: Vice President Finance
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